FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 31 August 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

S198 Wellington Management Company LLP	16 August 2004
S198 Barclays	26 August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	3 September 2004
Alan Buchanan Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Wellington Management Company LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5. Number of shares / amount of stock acquired

5,745,662

6. Percentage of issued class

0.53%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

16 August 2004

12. Total holding following this notification

65,529,847

13. Total percentage holding of issued class following this notification

6.05%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

16 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland - 96,084
BARCLAYS CAPITAL NOMINEES LTD - 2,529,759
Barclays Trust & Co & Others - 305
Barclays Trust Co R69 - 1,046
CHASE NOMINEES LTD - 590,043
CHASE NOMINEES LTD - 25,444,935
Clydesdale Nominees - 4,080
Clydesdale Nominees - 300
INVESTOR BANK AND TRUST CO - 721,608
INVESTOR BANK AND TRUST CO - 119,601
INVESTOR BANK AND TRUST CO - 81,921
INVESTOR BANK AND TRUST CO - 6,073
INVESTOR BANK AND TRUST CO - 15,321
INVESTOR BANK AND TRUST CO - 6,712
INVESTOR BANK AND TRUST CO - 130,143
INVESTOR BANK AND TRUST CO - 797,404
INVESTOR BANK AND TRUST CO - 7,430
INVESTOR BANK AND TRUST CO - 1,131,604
INVESTOR BANK AND TRUST CO - 335,567
INVESTOR BANK AND TRUST CO - 2,526,972
INVESTOR BANK AND TRUST CO - 29,381
INVESTOR BANK AND TRUST CO - 3,991,171
INVESTOR BANK AND TRUST CO - 230,736
JP MORGAN (BGI CUSTODY) - 274,997
JP MORGAN (BGI CUSTODY) - 35,124
JP MORGAN (BGI CUSTODY) - 524,089
JP MORGAN (BGI CUSTODY) - 727,773
JP MORGAN (BGI CUSTODY) - 65,109
JP MORGAN (BGI CUSTODY) - 187,985
JP MORGAN (BGI CUSTODY) - 331,646
JP MORGAN (BGI CUSTODY) - 9,591,311
JP MORGAN (BGI CUSTODY) - 8,768
JP MORGAN (BGI CUSTODY) - 31,028
JPMORGAN CHASE BANK - 15,962
JPMORGAN CHASE BANK - 22,850
JPMORGAN CHASE BANK - 16,827
JPMORGAN CHASE BANK - 58,338
JPMORGAN CHASE BANK - 5,762
JPMORGAN CHASE BANK - 259,534
JPMORGAN CHASE BANK - 41,530
JPMORGAN CHASE BANK - 29,347
JPMORGAN CHASE BANK - 65,243
JPMORGAN CHASE BANK - 93,177
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 6,136
JPMORGAN CHASE BANK - 64,728
JPMORGAN CHASE BANK - 5,101
JPMORGAN CHASE BANK - 132,726
JPMORGAN CHASE BANK -121,199
JPMORGAN CHASE BANK - 524,504
JPMORGAN CHASE BANK - 85,998
Mellon Trust - Boston - 84,502
MELLON TRUST OF NEW ENGLAND - 363,234
MITSUBISHI TRUST INTERNATIONAL - 2,913
NORTHERN TRUST BANK - BGI SEPA - 318,225
NORTHERN TRUST BANK - BGI SEPA - 229,950
NORTHERN TRUST BANK - BGI SEPA - 50,777
R C Greig Nominees Limited - 38,591
R C Greig Nominees Limited - 11,255
R C Greig Nominees Limited - 55,671
R C Greig Nominees Limited - 5,733
STATE STREET - 11,227
STATE STREET BOSTON - 512,867
STATE STREET BOSTON - 46,667
SWAN NOMINEES LIMITED - 2,184
SWAN NOMINEES LIMITED - 1,028
TOTAL - 53,865,823

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

1,132,122

8. Percentage of issued class

0.10%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

24 August 2004

12. Total holding following this notification

53,865,823

13. Total percentage holding of issued class following this notification

5.97%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

26 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.